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September 16, 2015

VIA EDGAR Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Diana Containerships Inc. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed March 23, 2015 File No. 001-35025
Dear Ms. Blye:
On behalf of Diana Containerships Inc. (the "Company"), we submit this response to your letter dated August 19, 2015, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2014. The Company's responses, together with the Staff's comments, are set forth below.
If our vessels call on ports that are subject to restrictions… page 16.

1.	You stated in your letter to us dated May 23, 2011 that none of your vessels had called on ports in countries identified by the U.S. government as state sponsors of terrorism. However, you state on page 16 that you may be adversely affected if your vessels call on ports located in such countries. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 20-F specific contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan or Syria since the referenced letter. You should describe any goods, services or fees you have provided to Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response:    The Company advises the Staff that on April 6, 2012, the m/v Sagitta, a container vessel owned by a subsidiary of the Company and employed under a time charter with A.P. Moller-Maersk A/S at a gross daily charter rate of $22,000, called on charterer's instructions at Port Sudan and remained in port for two days.  Except for this one port call by the m/v Sagitta, since May 23, 2011, the date of the letter referenced by the Staff, none of the Company's vessels have called on ports in Sudan or Syria, and to the Company's knowledge it has not, directly or indirectly, provided any goods, services or fees to Sudan or Syria, and the Company does not, directly or indirectly, have any agreements, arrangements or other contacts with the governments of Sudan and Syria or entities they control.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
 U.S. Securities and Exchange Commission
September 16, 2015

2.	Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with each of Sudan and Syria for the last three fiscal years and the subsequent interim period.

Response: The Company advises the Staff that it does not attribute an amount of its gross revenues to particular port calls or voyages undertaken by its vessels employed under time charter.  Such amounts are not readily calculable with respect to a particular port call or voyage due to the nature of the operation of containerships, which are frequently partially loaded and discharged along a service route.  Therefore, the amount of revenues associated with the port call at Port Sudan described above, where the vessel was only partially discharged and loaded with a small number of containers, is not known, although the Company advises the Staff that any revenues derived from this two-day port call would not be material to the Company's operations.  The Company confirms that it has had no other revenues, assets or liabilities associated with Sudan or Syria for the last three fiscal years and the subsequent interim period.
3.	Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company's annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of Title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency. We note that Diana Shipping Inc. included Section 13(r) disclosure in its Form 20-F for the fiscal year ended December 31, 2014, apparently in response to the requirements of Section 13(r)(1)(D)(iii). You do not include similar disclosure in your Form 20-F. Please provide us with your analysis of why you were not required to include in your Form 20-F the information Diana Shipping Inc. included in its Form 20-F in response to Section 13(r).

Response: The Company notes the Staff's comment and advises the Staff that the Form 20-F of Diana Shipping Inc. ("Diana Shipping") referenced by the Staff was filed on March 25, 2015, after the Company's Form 20-F was filed.  Therefore, the Section 13(r) disclosure included in Diana Shipping's Form 20-F was not available at the time the Company filed its Form 20-F.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
 U.S. Securities and Exchange Commission
September 16, 2015

Further, Diana Shipping's fleet and the Company's are managed by entirely distinct management companies and personnel.  In the ordinary course of its business, the Company receives no information regarding the operation of Diana Shipping's vessels.  Diana Shipping and the Company are both holding companies whose subsidiaries own the vessels of their respective fleets and conduct all vessel operations.  As disclosed in the Company's Form 20-F, Diana Shipping is a significant shareholder of the Company and certain officers and directors of the Company are also officers and directors of Diana Shipping.  However, the Company does not, as a result of this relationship between the two holding companies, ordinarily have knowledge of information regarding the operation of the vessels owned by Diana Shipping's subsidiaries.
The Company notes Exchange Act Sections Compliance and Disclosure Interpretations Question 147.03, which states the Staff's view that the term "affiliate" in Section 13(r) is as defined in Exchange Act Rule 12b-2.  The Company respectfully suggests that reporting companies may not be reasonably expected to have access to the information required to be disclosed by Section 13(r) with respect to all entities which may be deemed to fall within the Exchange Act Rule 12b-2 definition but which do not ordinarily share such operational information.  Further, the Company suggests that to file an amendment to its Form 20-F solely to include information which was disclosed on Diana Shipping's Form 20-F (subsequent to the filing of the Company's Form 20-F) would not advance the purpose of Section 13(r) to provide notice of activities relating to Iran, since such notice has already been provided by Diana Shipping's Exchange Act filings, and may serve only to confuse the Company's investors.
____________________

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
 U.S. Securities and Exchange Commission
September 16, 2015

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.

Very truly yours, SEWARD & KISSEL LLP
	By:	/s/ Edward S. Horton
Edward S. Horton
cc: Andreas Michalopoulos Chief Financial Officer Diana Containerships Inc. Pendelis 18, 17564 Palaio Faliro, Athens, Greece

Diana Containerships Inc.
Pendelis 18, 17564 Palaio Faliro,
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye

Re:	Diana Containerships Inc.

September 16, 2015

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Andreas Michalopoulos